(logo) Fidelity Investments®|	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000

March 7, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Income Fund (the trust):

Fidelity Income Replacement 2022 Fund

Fidelity Income Replacement 2024 Fund

Fidelity Income Replacement 2026 Fund

Fidelity Income Replacement 2028 Fund

Fidelity Income Replacement 2030 Fund

Fidelity Income Replacement 2032 Fund

Fidelity Income Replacement 2034 Fund

Fidelity Income Replacement 2036 Fund

Fidelity Income Replacement 2038 Fund

Fidelity Income Replacement 2040 Fund

Fidelity Income Replacement 2042 Fund (the funds)

File No. 811-04085

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on April 19, 2017. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended July 31, 2016 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 20, 2017. The Notice and Proxy Statement are tagged to indicate changes made since the preliminary filing on February 3, 2017.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group